                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                              (Amendment No. 12)*
                                          ---------

                               Saul Centers, Inc.
           --------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 Par Value
           --------------------------------------------------------
                          (Title of Class of Securities)


                                   804395 10 1
           --------------------------------------------------------
                                 (CUSIP Number)


                  Henry Ravenel, Jr., 8401 Connecticut Ave.
                 Chevy Chase, Maryland 20815  (301) 986-6207
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                                SCHEDULE 13D
CUSIP No. 804395 10 1                                        Page 2 of 20 Pages


-------------------------------------------------------------------------------
 (1) Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
         B. Francis Saul II
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
         SC, OO
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                     / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
         United States of America
-------------------------------------------------------------------------------
  NUMBER OF                 (7) Sole Voting Power
   SHARES                        10,816.575
BENEFICIALLY               --------------------------------------------------
  OWNED BY                  (8) Shared Voting Power
    EACH                         3,101,143
  REPORTING                --------------------------------------------------
   PERSON                   (9) Sole Dispositive Power
    WITH                         10,816.575
                           --------------------------------------------------
                           (10) Shared Dispositive Power
                                 3,101,143
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
         3,111,959
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
         25.3%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
         IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                SCHEDULE 13D
CUSIP No. 804395 10 1                                        Page 3 of 20 Pages


-------------------------------------------------------------------------------
 (1) Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
         Franklin Property Company
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
         SC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                     / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
         Maryland
-------------------------------------------------------------------------------
  NUMBER OF                 (7) Sole Voting Power
   SHARES                        126,296
BENEFICIALLY               --------------------------------------------------
  OWNED BY                  (8) Shared Voting Power
    EACH
  REPORTING                --------------------------------------------------
   PERSON                   (9) Sole Dispositive Power
    WITH                         126,296
                           --------------------------------------------------
                           (10) Shared Dispositive Power

-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
         126,296
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
         1.0%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
         CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                SCHEDULE 13D
CUSIP No. 804395 10 1                                        Page 4 of 20 Pages


-------------------------------------------------------------------------------
 (1) Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
         Westminster Investing Corporation
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
         SC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                     / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
         New York
-------------------------------------------------------------------------------
  NUMBER OF                 (7) Sole Voting Power
   SHARES                        374,030
BENEFICIALLY               --------------------------------------------------
  OWNED BY                  (8) Shared Voting Power
    EACH
  REPORTING                --------------------------------------------------
   PERSON                   (9) Sole Dispositive Power
    WITH                         374,030
                           --------------------------------------------------
                           (10) Shared Dispositive Power

-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
         374,030
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
         3.0%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
         CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                SCHEDULE 13D
CUSIP No. 804395 10 1                                        Page 5 of 20 Pages


-------------------------------------------------------------------------------
 (1) Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
         Van Ness Square Corporation
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
         SC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                     / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
         Maryland
-------------------------------------------------------------------------------
  NUMBER OF                 (7) Sole Voting Power
   SHARES                        60
BENEFICIALLY               --------------------------------------------------
  OWNED BY                  (8) Shared Voting Power
    EACH
  REPORTING                --------------------------------------------------
   PERSON                   (9) Sole Dispositive Power
    WITH                         60
                           --------------------------------------------------
                           (10) Shared Dispositive Power

-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
         60
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
         0%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
         CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                SCHEDULE 13D
CUSIP No. 804395 10 1                                        Page 6 of 20 Pages


-------------------------------------------------------------------------------
 (1) Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
         B.F. Saul Real Estate Investment Trust
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
         SC, WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                     / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
         Maryland
-------------------------------------------------------------------------------
  NUMBER OF                 (7) Sole Voting Power
   SHARES                        1,810,104
BENEFICIALLY               --------------------------------------------------
  OWNED BY                  (8) Shared Voting Power
    EACH
  REPORTING                --------------------------------------------------
   PERSON                   (9) Sole Dispositive Power
    WITH                         1,810,104
                           --------------------------------------------------
                           (10) Shared Dispositive Power

-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
         1,810,104
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
         14.7%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     OO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                             Page 7 of 20 Pages

                                   AMENDMENT NO. 12
                                          TO
                                     SCHEDULE 13D

ITEM 1.  Security and Issuer.

    No change.

ITEM 2.  Identity and Background.

    Item 2 is amended in its entirety to read as follows:

    This statement is filed by (1) B. Francis Saul II, (2) Franklin Property Company, (3) Westminster Investing Corporation, (4) Van Ness Square Corporation and (5) B. F. Saul Real Estate Investment Trust, all or some of whom may be considered a group for the purposes of Rule 13d-1. Franklin Property Company, Westminster Investing Corporation, and Van Ness Square Corporation are hereinafter referred to collectively as the "Corporations."

    B. Francis Saul II is Chairman of the Board, a Director and Chief Executive Officer of (i) the Issuer, (ii) B. F. Saul Company (the "Saul Company"), (iii) B. F. Saul Real Estate Investment Trust (the "Saul Trust"), and (iv) Chevy Chase Bank, F.S.B. ("Chevy Chase"). Mr. Saul's business address and that of each of the foregoing entities is 8401 Connecticut Avenue, Chevy Chase, Maryland 20815 (except Chevy Chase which is located at 7926 Jones Branch Drive, McLean, Virginia 22102). The principal business of each of the foregoing entities (except for Chevy Chase, which is a federally chartered savings bank) is the development, ownership and management of real estate, directly or through subsidiary entities. The Saul Trust, an unincorporated business trust organized and existing under Maryland law, is a majority owned subsidiary of the Saul Company. Chevy Chase is a majority owned subsidiary of the Saul Trust.

    Franklin Property Company, a Maryland corporation, and a wholly owned subsidiary of the Saul Company, is a company principally engaged in real estate management.

    Westminster Investing Corporation, a New York corporation, is a company formerly engaged in the ownership and development of real estate and currently principally engaged in the ownership of equity interests in affiliated entities.

    Van Ness Square Corporation, a Maryland corporation, is a company formerly engaged in the ownership and development of real estate and currently principally engaged in the ownership of equity interests in affiliated entities.

    The address of the principal business and principal office of each of the Corporations is 8401 Connecticut Avenue, Chevy Chase, Maryland 20815.

                                                              Page 8 of 20 pages

    Information about the directors and executive officers of each of the Corporations and the Saul Trust is set forth in the following tables. B. Francis Saul II is ultimately in control of each of the Corporations and the Saul Trust.


Franklin Property Company
--------------------------

                             Position with Company and Present
Name (1)                     Principal Occupation if Different
--------                     -----------------------------------

Philip D. Caraci             President and Director; President and Director,
                             Saul Centers, Inc.; Executive Vice President,
                             B. F. Saul Company; Senior Vice President,
                             B. F. Saul Real Estate Investment Trust

B. Francis Saul III          Senior Vice President; Director, Saul Centers,
                             Inc.; Senior Vice President and Director,
                             B. F. Saul Company; Vice President and Trustee,
                             B. F. Saul Real Estate Investment Trust; Director,
                             Chevy Chase Bank, F.S.B.

Ross E. Heasley              Vice President and Director; Vice President,
                             B. F. Saul Company; Vice President, B. F. Saul
                             Real Estate Investment Trust; Vice President and
                             Assistant Secretary, Saul Centers, Inc.

Laurence Millspaugh          Vice President; Vice President, B. F. Saul
                             Company; Vice President, B. F. Saul Real Estate
                             Investment Trust

Patricia E. Clark            Secretary and Director; Assistant Vice President
                             and Secretary, B. F. Saul Company

Henry C. Parrish III         Senior Vice President; Vice President, B. F. Saul
                             Company; Assistant Vice President, B. F. Saul Real
                             Estate Investment Trust

William K. Albright          Vice President and Treasurer; Vice President and
                             Treasurer, B. F. Saul Company and B. F. Saul Real
                             Estate Investment Trust; Vice President and
                             Assistant Treasurer, Saul Centers, Inc.

------------------------
(1) The business address of each person is 8401 Connecticut Avenue, Chevy Chase, Maryland 20815.

                                                             Page 9 of 20 pages

Mark G. Carrier              Vice President; Vice President, B. F. Saul Company;
                             Assistant Vice President, B. F. Saul Real Estate
                             Investment Trust

J. Roger Ellison             Vice President; Vice President, B.F. Saul Company

James P. Sprouse             Vice President; Vice President, B. F. Saul Company;
                             Assistant Vice President, B. F. Saul Real Estate
                             Investment Trust

Ernest R. Pivonka            Vice President; Vice President, B. F. Saul Company

Merle F. Sustersich          Vice President; Vice President, B. F. Saul Company

Bryon S. Barlow              Vice President; Vice President, B. F. Saul Company


Westminster Investing Corporation
---------------------------------

                             Position with Company and Present
Name (2)                     Principal Occupation if Different
--------                     -----------------------------------

B. Francis Saul II           Director, Chairman of the Board and President;
                             Chairman of the Board and Chief Executive Officer,
                             Saul Centers, Inc.; Chairman of the Board, B. F.
                             Saul Company, B. F. Saul Real Estate Investment
                             Trust, Chevy Chase Bank, F.S.B.

B. Francis Saul III          Executive Vice President and Director; Senior
                             Vice President and Director, B. F. Saul Company;
                             Senior Vice President, Franklin Property Company;
                             Vice President and Trustee, B. F. Saul Real Estate
                             Investment Trust; Director, Saul Centers, Inc;
                             Director, Chevy Chase Bank, F.S.B.

George M. Rogers, Jr.(3)     Secretary and Director; Partner, Shaw, Pittman,
                             Potts & Trowbridge

(2) The business address of each person is 8401 Connecticut Avenue, Chevy Chase, Maryland 20815 unless otherwise indicated.

(3) Mr. Rogers' business address is Shaw, Pittman, Potts & Trowbridge, 2300 N Street, N.W., Washington, D.C. 20037.

                                                            Page 10 of 20 pages

William F. Anhut, Jr.        Vice President and Treasurer


Van Ness Square Corporation
---------------------------

                             Position with Company and Present
Name(4)                      Principal Occupation if Different
--------                     -----------------------------------

B. Francis Saul II           Director and Chairman; Chairman of the Board and
                             Chief Executive officer, Saul Centers, Inc.;
                             Chairman of the Board, B. F. Saul Company, B. F.
                             Saul Real Estate Investment Trust, Chevy Chase
                             Bank, F.S.B.

B. Francis Saul III          President, Secretary and Director; Executive Vice
                             President and Director, Westminster Investing
                             Corporation; Senior Vice President and Director,
                             B. F. Saul Company; Senior Vice President,
                             Franklin Property Company; Vice President and
                             Trustee, B. F. Saul Real Estate Investment Trust;
                             Director, Saul Centers Inc.; Director, Chevy Chase
                             Bank, F.S.B.

William F. Anhut, Jr.        Vice President, Treasurer and Director;
                             Vice President and Treasurer, Westminster
                             Investing Corporation


B. F. Saul Real Estate Investment Trust
----------------------------------------


                             Position with Company and Present
Name(5)                      Principal Occupation if Different
--------                     -----------------------------------

B. Francis Saul II           Trustee and Chairman; Chairman of the Board and
                             Chief Executive Officer, Saul Centers, Inc.;
                             Chairman of the Board, B. F. Saul Company, Chevy
                             Chase Bank, F.S.B.

Gilbert M. Grosvenor(6)      Trustee; President and Chairman of the Board of
                             Trustees, National Geographic Society


------------------------
(4) The business address of each person is 8401 Connecticut Avenue, Chevy Chase, Maryland 20815 unless otherwise indicated.

(5) The business address of each person is 8401 Connecticut Avenue, Chevy Chase, Maryland 20815 unless otherwise indicated.

(6) Mr. Grosvenor's business address is National Geographic Society, 17th and M Streets, N.W., Washington, D.C. 20009.

                                                            Page 11 of 20 pages

George M. Rogers, Jr.(7)     Trustee; Partner, Shaw, Pittman, Potts & Trowbridge

Garland J. Bloom             Trustee; Real Estate Consultant

John R. Whitmore(8)          Trustee; Director, President and Chief Executive
                             Officer, The Bessemer Group, Incorporated and its
                             Bessemer Trust Company subsidiaries

B. Francis Saul III          Trustee; Senior Vice President and Director,
                             B. F. Saul Company; Director, Saul Centers, Inc;
                             Senior Vice President, Franklin Property Company;
                             Vice President and Director, B. F. Saul Real
                             Estate Investment Trust; Director, Chevy Chase
                             Bank. F.S.B.

Philip D. Caraci             Senior Vice President and Secretary; President and
                             Director, Saul Centers, Inc.; Executive Vice
                             President, B. F. Saul Company; President and
                             Director, Franklin Property Company

Stephen R. Halpin, Jr.       Vice President and Chief Financial Officer;
                             Executive Vice President and Chief Financial
                             Officer, Chevy Chase Bank, F.S.B.; Senior Vice
                             President and Chief Financial Officer,
                             B. F. Saul Company

Ross E. Heasley              Vice President; Senior Vice President, B. F. Saul
                             Company; Vice President and Assistant Secretary,
                             Saul Centers, Inc.; Vice President and Director,
                             Franklin Property Company

Henry Ravenel, Jr.           Vice President; Vice President, B. F. Saul Company
                             and Saul Centers, Inc.

William K. Albright          Vice President and Treasurer; Vice President and
                             Treasurer, B. F. Saul Company and Franklin Property
                             Company; Vice President and Assistant Treasurer,
                             Saul Centers, Inc.

------------------------
(7) Mr. Rogers' business address is Shaw, Pittman, Potts & Trowbridge, 2300 N Street, N.W., Washington, D.C. 20037

(8) Mr. Whitmore's business address is The Bessemer Group, Incorporated, 630 Fifth Avenue, New York, New York 10111.

                                                            Page 12 of 20 pages

Laurence Millspaugh          Vice President; Vice President, B. F. Saul Company;
                             Vice President, Franklin Property Company

    None of the persons filing this statement has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years from the date of this Amendment. To the best of the knowledge and belief of the Corporations, none of the directors and executive officers of the Corporations has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years from the date of this Amendment. To the best of the knowledge and belief of the Saul Trust, none of the trustees or executive officers of the Saul Trust has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years from the date of this Amendment.

    None of the persons filing this statement was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years from the date of this Amendment.

    To the best of the knowledge and belief of the Corporations, none of the directors and executive officers of the Corporations was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years from the date of this Amendment. To the best of the knowledge and belief of the Saul Trust, none of the trustees and executive officers of the Saul Trust was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years from the date of this Amendment.

    All individuals named in this Schedule 13D are citizens of the United States of America.

ITEM 3.  Source and Amount of Funds or Other Consideration.

    Item 3 is amended in its entirety to read as follows:

    Saul Centers instituted a Dividend Reinvestment and Stock Purchase Plan in December 1995 (the "DRIP") through which holders of Saul Centers Common Stock and holders of limited partnership interests in Saul Holdings Limited Partnership may choose to have some or all of their cash dividends or cash distributions automatically reinvested in shares of Common Stock. Since
April 1, 1997, the date of Amendment Number 11 to this Schedule 13D, Saul Centers has

                                                            Page 13 of 20 pages

issued Common Stock pursuant to the DRIP on April 30, 1997 and July 31, 1997. The Saul Trust, Franklin Property Company and Van Ness Square Corporation all participated in the DRIP and, consequently, were issued additional shares of Saul Centers Common Stock in lieu of receiving cash payments. The total amount reinvested and the number of shares acquired by such entities are as follow:

Saul Trust
-----------


                                                                      Number of shares
Date of DRIP Reinvestment    Amount reinvested    Price per share        purchased
-------------------------    -----------------    ---------------     ----------------

     April 30, 1997             $672,774.18          $15.156             44,389.000
     July 31, 1997              $690,085.89          $16.975             40,653.000
                                -----------                              ----------
                                -----------                              ----------

                  Total:      $1,362,860.07                              85,042.00


Franklin Property Company
-------------------------

                                                                     Number of shares
Date of DRIP Reinvestment    Amount reinvested    Price per share        purchased
-------------------------    -----------------    ---------------     ----------------

     April 30, 1997              $46,941.55          $15.156              3,097.226
     July 31, 1997               $48,149.47          $16.975              2,836.493
                                -----------                              ----------
                                -----------                              ----------

                  Total:          95,091.02                               5,933.719


Van Ness Square Corporation
---------------------------

                                                                      Number of shares
Date of DRIP Reinvestment    Amount reinvested    Price per share        purchased
-------------------------    -----------------    ---------------     ----------------

     April 30, 1997                 $22.35             $15.156                1.475
     July 31, 1997                  $22.92             $16.975                1.350
                                -----------                              ----------
                                -----------                              ----------

                   Total:           $45.27                                    2.825


    The B. F. Saul Company Employees' Profit Sharing Retirement Trust (the "Plan") is a profit sharing retirement plan for the benefit of the employees of the Saul Company, its subsidiaries and other participating companies that invests its assets for the benefit of the employees of such companies. The Plan is intended to qualify under Section 401(a) of the Internal Revenue Code and is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan is administered by five trustees: B. Francis Saul II, Philip D. Caraci, Alexander R.M. Boyle, Patricia E. Clark and Stephen R. Halpin, Jr. Because B. Francis Saul II shares the power to vote and to dispose of the shares of common stock acquired by the Plan, the acquisition of such shares is being reported in this Schedule 13D.

                                                            Page 14 of 20 pages

    The Plan participated in the DRIP and reinvested the following amounts for shares of Saul Centers Common Stock:


                                                                      Number of shares
Date of DRIP Reinvestment    Amount reinvested    Price per share        purchased
-------------------------    -----------------    ---------------     ----------------

     April 30, 1997             $268,186.37           $15.156            17,695.063
     July 31, 1997              $275,087.44           $16.975            16,205.446
                                -----------                              ----------
                                -----------                              ----------
                   Total:       $275,087.44                              33,900.509


    In addition, various trusts established for the benefit of the children of B. Francis Saul II (the "Trusts"), a fund created under the Uniform Gift to Minors Act of which B. Francis Saul II is custodian and Mrs. Patricia E. Saul, the wife of B. Francis Saul II, have participated in the DRIP. The additional shares of Saul Centers Common Stock issued pursuant to the DRIP to these entities and individuals are being reported in this Schedule 13D because B. Francis Saul II, either as sole trustee of some of the Trusts, as custodian, or by reason of his possible influence over the other trustees and beneficiaries and over his wife, has or might be deemed to have sole or shared voting and dispositive power over such shares. The amounts reinvested and the number of shares issued pursuant to the DRIP are listed below:

Elizabeth Willoughby Saul Trust
B. Francis Saul II, Trustee
---------------------------------



                                                                      Number of shares
Date of DRIP Reinvestment    Amount reinvested    Price per share        purchased
-------------------------    -----------------    ---------------     ----------------

     April 30, 1997              $1,117.44            $15.156               73.729
     July 31, 1997               $1,146.20            $16.975               67.523
                                 ---------                                 -------
                                 ---------                                 -------

                   Total:        $2,263.64                                 141.252



Sharon Elizabeth Saul Trust
B. Francis Saul II, Trustee
-----------------------------

                                                                      Number of shares
Date of DRIP Reinvestment    Amount reinvested    Price per share        purchased
-------------------------    -----------------    ---------------     ----------------

     April 30, 1997                $670.47             $15.156              44.238
     July 31, 1997                 $687.72             $16.975              40.514
                                 ---------                                  -------
                                 ---------                                  -------

                   Total:        $1,358.19                                   84.752


                                                             Page 15 of 20 pages

B. Francis Saul II, Custodian for
Patricia English Saul, UGMA
----------------------------------


                                                                      Number of shares
Date of DRIP Reinvestment    Amount reinvested    Price per share        purchased
-------------------------    -----------------    ---------------     ----------------

     April 30, 1997             $ 1,117.44           $15.156               73.729
     July 31, 1997              $ 1,146.20           $16.975               67.523
                                -----------                                -------
                                -----------                                -------

                   Total:         $2,263.64                                141.252



Trust FBO Elizabeth W.  Saul
u/a dated 12/30/76, George M. Rogers, Jr.,
Successor Trustee
--------------------------------------------

                                                                      Number of shares
Date of DRIP Reinvestment    Amount reinvested    Price per share        purchased
-------------------------    -----------------    ---------------     ----------------

     April 30, 1997              $1,117.44            $15.156              73.729
     July 31, 1997               $1,146.20            $16.975              67.523
                                 ---------                                 -------
                                 ---------                                 --------

                   Total:        $2,263.64                                 141.252


Trust FBO Andrew M. Saul II
u/a dated 12/30/70, George M. Rogers, Jr.,
Successor Trustee
---------------------------------------------

                                                                      Number of shares
Date of DRIP Reinvestment    Amount reinvested    Price per share        purchased
-------------------------    -----------------    ---------------     ----------------

     April 30, 1997              $1,117.44            $15.156              73.729
     July 31, 1997               $1,146.20            $16.975              67.523
                                 ----------                                -------
                                 ----------                                -------

                  Total:         $2,263.64                                141.252


                                                             Page 16 of 20 pages
Trust FBO Patricia English Saul
u/a dated 12/15/71, George M. Rogers, Jr.,
Successor Trustee
--------------------------------------------


                                                                      Number of shares
Date of DRIP Reinvestment    Amount reinvested    Price per share        purchased
-------------------------    -----------------    ---------------     ----------------

     April 30, 1997              $1,117.44             $15.156               73.729
     July 31, 1997               $1,146.20             $16.975               67.523
                                 ---------                                   -------
                                 ---------                                   -------

                   Total:       $ 2,263.64                                   141.252


Patricia E. Saul (Mrs.)
-----------------------

                                                                      Number of shares
Date of DRIP Reinvestment    Amount reinvested    Price per share        purchased
-------------------------    -----------------    ---------------     ----------------

     April 30, 1997              $12,850.60           $15.156             847.889
     July 31, 1997               $13,181.27           $16.975             776.511
                                 ----------                               --------
                                 ----------                               --------

                   Total:        $26,031.87                              1,624.400



    In addition, on September 3, 1997, B. Francis Saul II as Trustee FBO Elizabeth W. Saul purchased 2,500 shares of Common Stock on the open market. The total purchase price was $43,750.00 and the source of funds used was other (trust funds). On September 23, 1997, George M. Rogers, Jr. as Trustee FBO Andrew M. Saul II purchased 500 shares of Common Stock on the open market. The total purchase price was $9,250 and the source of funds was
other (trust funds).     Westminster Investing Corporation, which holds
374,030 shares of Saul Centers Common Stock, and NationsBank, (formerly Security Trust Co., N.A.), Trustee FBO B. Francis Saul III and Andrew M. Saul II u/a with B. Francis Saul II dated 12/30/76, which holds 15,000 shares of Saul Centers Common Stock, did not participate in the DRIP. During September, NationsBank, N.A., Trustee FBO B. Francis Saul III and Andrew M. Saul II purchased a total of 9,500 shares of Common Stock on the open market. The total purchase price was $182,250 and the source of funds used was other (trust funds). Finally, on September 4, 1997, NationsBank, N.A., as Trustee u/w with Andrew M. Saul FBO Elizabeth W. Saul purchased 1,000 shares of Common Stock on the open market. The total purchase price was $17,000 and the source of funds was other (trust funds).

ITEM 4.  Purpose of Transaction.

    No change.

                                                             Page 17 of 20 pages

ITEM 5.  Interest in Securities of the Issuer.

    Item 5 is amended in its entirety to read as follows:

    a. The number and percentage of Common Shares beneficially owned by the reporting persons are set forth in the following table:

                             Number of Shares              Percentage
    Reporting Person         Beneficially Owned             Of Class
    ----------------         -------------------           ------------

B. Francis Saul II                  3,111,959                 25.3%

Franklin Property Company             126,296                  1.0

Westminster Investing Corp.           374,030                  3.0

Van Ness Square Corporation                60                  0.0

B.F. Saul Real Estate               1,810,104                 14.7
Investment Trust

* Includes all of the shares of Common Stock acquired by the Corporations, the Plan, the Saul Trust, the Trusts, B. Francis Saul II as custodian and Mrs. Patricia E. Saul. B. Francis Saul II owns no shares of Common Stock directly. Pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, the shares of Common Stock described above are considered to be beneficially owned by Mr. Saul because he has or may be deemed to have sole or shared voting and/or investment power in respect thereof.

    b. The Corporations and the Saul Trust have the sole power to vote or to direct the vote and to dispose or to direct the disposition of the shares of Common Stock directly owned by each. B. Francis Saul II shares the power to vote or to direct the vote and to dispose or to direct the disposition of shares of Common Stock owned by the Corporations, the Saul Trust and the Plan with the other directors of the Corporations, the other trustees of the Saul Trust and the other trustees of the Plan, respectively. The information required by Item 2 with respect to the other directors of the Corporations and the other trustees of the Saul Trust is set forth in Item 2 above. The information required by Item 2 with respect to the other Plan trustees is set forth in the following table:

    Name                               Principal Occupation
    -----                              ---------------------

Philip D. Caraci        Director and President, Saul Centers, Inc.; Executive
                        Vice President, B. F. Saul Company; Senior Vice
                        President, B. F. Saul Real Estate Investment Trust

Alexander R. M. Boyle   Vice Chairman, Chevy Chase Bank, F.S.B.

Patricia E. Clark       Assistant Vice President and Secretary, B. F. Saul
                        Company

Stephen R. Halpin, Jr.  Executive Vice President and Chief Financial Officer,
                        Chevy Chase Bank, F.S.B.; Vice President and Chief Financial Officer, B. F. Saul Real Estate Investment Trust

    The business address of each of the foregoing individuals is 8401 Connecticut Avenue, Chevy Chase, Maryland 20815.

                                                             Page 18 of 20 pages

    B. Francis Saul II, as sole trustee of the Sharon Elizabeth Saul Trust and the Elizabeth Willoughby Saul Trust, and as custodian for Patricia English Saul under the Uniform Gift to Minors Act, has the sole power to vote and the sole power to direct the disposition of 10,816.575 shares of Common Stock. As noted in Item 3, because of his possible influence over the trustees and beneficiaries of the Trusts named below and over his wife, Mrs. Patricia E. Saul, Mr. Saul might be deemed to have shared voting or dispositive power over the shares of Common Stock owned by such Trusts and by Mrs. Saul as indicated by the following table:

    Owner                                             Number of Shares
    -----                                             -----------------

NationsBank, NA, Trustee FBO Francis
Saul III & Andrew M. Saul II u/a w/B. Francis
Saul II dated 12/30/76                                     24,500

Nations Bank, NA, Trustee u/w Andrew M. Saul FBO
Elizabeth W. Saul                                           1,000

Trust FBO Elizabeth W. Saul
u/a dated 12/30/70, George M. Rogers, Jr.,
Successor Trustee                                           3,006

Trust FBO Andrew M. Saul II
u/a dated 12/30/70, George M. Rogers, Jr.,
Successor Trustee                                           3,006

Trust FBO Patricia English Saul
u/a dated 12/15/71, George M. Rogers, Jr.,
Successor Trustee                                           3,006

Patricia E. Saul (Mrs.)                                    34,575


    The information with respect to the trustees of these Trusts and with respect to Mrs. Saul required by Item 2 is as follows.

    NationsBank, N.A. is a national banking association with its principal business address and the address of its principal office at 1501 Pennsylvania Avenue, N.W., Washington, D.C. 20013.

    George M. Rogers, Jr. is an attorney at law, whose principal occupation is as a partner in the law firm of Shaw, Pittman, Potts & Trowbridge, 2300 N Street, N.W., Washington, D.C. 20037, which is also Mr. Rogers' business address.

    Patricia E. Saul is the wife of B. Francis Saul II. She resides at One Quincy Street, Chevy Chase, Maryland 20815. Her principal occupation is that of housewife.

    To the best of the information and belief of the persons filing this statement, during the past five years from the date of this Amendment, neither NationsBank, N.A., nor Mr. Rogers, nor Mrs. Saul, nor any of the Plan trustees has, during the past five years from the date of this Amendment, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of

                                                             Page 19 of 20 pages

competent jurisdiction as a result of which proceeding any of them was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Rogers, Mrs. Saul and the Plan trustees are citizens of the United States of America.

    c. The only transactions known to the persons filing this statement during the past 60 days from the date of this Amendment are the following:

    B. Francis Saul II, Trustee FBO Elizabeth W. Saul acquired 2,500 shares of Common Stock on the open market on September 3, 1997, at a total cost of $43,750.00. B. Francis Saul II, Trustee FBO Andrew M. Saul II purchased 500 shares of Common Stock on the open market on September 23, 1997 at a total cost of $9,250.00. NationsBank, N.A., Trustee FBO B. Francis Saul III and Andrew M. Saul II purchased 5,000 shares of Common Stock on the open market on September 24, 1997 at a total cost of $95,625.00 and 4,500 shares of Common Stock on the open market on September 25, 1997 at a total cost of $86,625.00.

    d. Beneficiaries of the Plan, beneficiaries of the Trusts, Patricia English Saul and Mrs. Patricia E. Saul have the right to receive dividends from, and the proceeds from the sale of, the shares of Common Stock acquired by the Plan, the Trusts, Mr. Saul (as custodian for Patricia English Saul), and Mrs. Saul, respectively. The interest of no such beneficiary, Patricia English Saul, or Mrs. Patricia E. Saul, relates to more than five percent of the Common Stock.

    e.   Not applicable.


ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

    None.

ITEM 7.  Material to be Filed as Exhibits.

    None.

                                                             Page 20 of 20 pages

                                 SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  /s/ B. Francis Saul II
                                  --------------------------------
October 27, 1997                  B. Francis Saul II



                                  FRANKLIN PROPERTY COMPANY


October 27, 1997                  By: /s/ Ross E. Heasley
                                      ----------------------------
                                      Ross E. Heasley, Vice President


                                  WESTMINSTER INVESTING CORPORATION


October 27, 1997                  By:  /s/ B. Francis Saul II
                                      ----------------------------
                                       B. Francis Saul II,
                                       Chairman and President


                                  VAN NESS SQUARE CORPORATION


October 27, 1997                  By:   /s/ B. Francis Saul II
                                      ----------------------------
                                       B. Francis Saul II,
                                       Chairman


                                  B. F. SAUL REAL ESTATE
                                  INVESTMENT TRUST


October 27, 1997                  By:   /s/ B. Francis Saul II
                                      ----------------------------
                                      B. Francis Saul II,
                                      Chairman